Exhibit 99.10
Consent of Paddock Lindstrom & Associates Ltd.
We hereby consent to the use and reference to our name and our report evaluating Trilogy Energy Trust’s petroleum and natural gas reserves as at December 31, 2006, and the information derived from our report, as described or incorporated by reference in Paramount Resources Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2006 and Paramount Resources Ltd.’s Registration Statement on Form F-10 (File No. 333-121260), to be filed with the United States Securities and Exchange Commission.

Sincerely,

Paddock Lindstrom & Associates Ltd.

/s/ Don Marshall Don Marshall, P. Eng. Senior Vice President
March 20, 2007